UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is the current fleet table of Paragon Shipping Inc. (the “Company”) as of the date hereof.

This Report on Form 6-K hereto is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-152979) that was declared effective on August 21, 2008.

Exhibit 1

Vessel Name	Vessel Type	Year Built	Charterer Name	Charter Rate ($ per day)(1)	Vessel Delivery Date	Re-Delivery from Charterer(2)
						Earliest	Latest

Blue Seas	Handymax	1995	Ultrabulk S.A.	9,000	Oct. 4, 2006(3)	Jul. 23, 2009	Oct. 12, 2009 (4)
Clean Seas	Handymax	1995	Cosco Bulk Carrier Co. Ltd.	9,000	Jan. 8, 2007	Jan. 4, 2011	Mar. 4, 2011 (5)
Crystal Seas	Handymax	1995	Cosco Bulk Carrier Co. Ltd.	33,000/23,000	Jan 10, 2007	Aug. 7, 2011	Nov. 7, 2011 (6)
Deep Seas	Panamax	1999	Morgan Stanley	34,250	Oct. 12, 2006(3)	Sept. 1, 2009	Dec. 31, 2009
Calm Seas	Panamax	1999	Korea Line Corp.	37,000	Dec. 28, 2006	Jan. 27, 2010	Apr. 27, 2010
Kind Seas	Panamax	1999	Deiulemar Shipping S.P.A.	45,500	Dec. 21, 2006	Nov. 29, 2011	Feb. 28, 2012
Sapphire Seas	Supramax	2005	Korea Line Corp.	26,750 (7)	Aug. 13, 2007	May 23, 2010	Jul. 23, 2010
Pearl Seas	Panamax	2006	Korea Line Corp.	51,300	Aug. 16, 2007	Aug. 10, 2011	Oct. 10, 2011
Diamond Seas	Panamax	2001	Vespucci Marine C.V.	27,500	Sep. 17, 2007	May 2, 2010	July 17, 2010
Coral Seas	Panamax	2006	Bunge S.A.	54,000	Nov. 21, 2007	Dec. 16, 2009	Mar. 15, 2010
Golden Seas	Panamax	2006	Deiulemar Shipping S.P.A. (8)	43,500	Dec. 10, 2007	Sep. 22, 2011	Nov. 22, 2011
Friendly Seas	Supramax	2008	Irika Shipping S.A.	55,000	Aug. 5, 2008	Jun. 5, 2009	Aug. 5, 2009 (9)

(1)	This table shows gross charter rates and does not reflect commission payable by us to third party chartering brokers and Allseas ranging from 2.5% to 6.25% including the 1.25% to Allseas.

(2)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon termination of the charter.

(3)	The date shown represents the date our affiliate entities, Elegance Shipping Limited and Icon Shipping Limited, acquired the vessels. We acquired the vessels from our affiliates on December 28, 2006.

(4)
On November 24, 2008, we agreed with Ultrabulk S.A. to enter into a new time charter agreement regarding the next employment of Blue Seas for a period of approximately eight to 10 months at a gross daily charter rate of $7,750 for the first 50 days and $9,000 for the balance period, and a commission of 5.00%. The time charter commenced on December 2, 2008 and will expire between July 23, 2009 and October 12, 2009.

(5)
On April 15, 2009, we entered into an agreement with Cosco Bulk Carrier Co. Ltd. to extend the employment of the Clean Seas for a period of 12 to 14 months commencing on January 4, 2010 at a gross daily charter rate of $17,250 and a commission of 5.00%. The vessel is currently employed on a time charter that commenced on January 25, 2009 and ends on January 4, 2010.

(6)
For the period from May 1, 2009 through December 31, 2009, the gross daily charter rate for the Crystal Seas shall decrease to $23,000, and shall increase back to $33,000 per day commencing on January 1, 2010 for the remainder of the time charter.

(7)        The daily charter rate for Sapphire Seas decreases to $22,750 as of June 24, 2009.

(8)
The charter of the Golden Seas was originally entered into with Transfield Shipping Inc., which in turn sub-chartered the vessel to Deiulemar Shipping S.P.A.  On March 25, 2009, Transfield Shipping Inc. assigned all of its rights under the sub-charter to us. The material terms of the sub-charter assigned to us are identical to the original charter with the exception of the daily charter rate, which is $43,500 (the original daily charter rate was $48,000).

(9)
On June 17, 2008, we agreed with Deiulemar Compagnia di Navigazione S.P.A. to enter into a new time charter agreement regarding the next employment of Friendly Seas at a gross daily charter rate of $33,750 for a period of 58 to 62 months, and a commission of 5.00%. The time charter will commence between May 1, 2009 and September 30, 2009 and will expire between March 1, 2014 and November 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: April 16, 2009	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 987613